UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2003

EDP- Electricidadé de Portugal

Praça Marquês de Pombal, 12

1250-162  Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes ☐     No ☒

Lisbon, May 22nd 2003

Reuters: EDPP.IN / EDP.N	EDP’s Annual Shareholders Meeting
Bloomberg: EDP PL / EDP US
The new Governing Bodies of EDP were elected today, the 22nd of May 2003,in the company’s Annual Shareholders Meeting.

The members of the Board of Directors are now:

Eng. Francisco de la Fuente Sánchez (Chairman)
Investors &	Eng. João Ramalho Talone
Analysts'	Dr. António de Almeida
Briefing	Prof. Dr. António José Fernandes de Sousa
Eng. Arnaldo Pedro Figueirôa Navarro Machado
Eng. Jorge Manuel Oliveira Godinho
Dr. José Manuel Gonçalves de Morais Cabral
Dr. José Manuel Trindade Neves Adelino
Dr. Luís Filipe Rolim de Azevedo Coutinho
Dr. Paulo Azevedo Pereira da Silva
Dr. Pedro Manuel Bastos Mendes Rezende
Dr. Rui Miguel de Oliveira Horta e Costa
Dr. Vítor Ângelo Mendes da Costa Martins.

The Shareholders Meeting Comitee members are:

Dr. José Manuel Galvão Teles (Chairman)
Prof. Dr. António Campos Pires Caiado (Vice-Chairman).

Investor Relations Department	The Single Auditor is:
Pedro Pires, Director
Gonçalo Santos Elisabete Ferreira Cristina Requicha	Bernardes, Sismeiro & Associados, SROC (in office), represented by Dr. Carlos Marques Bernardes, ROC (Statutory Auditor) and by Dr. Joaquim Patrício da Silva (Alternate).
Rui Antunes

Tel: +351 21 001 2834 Fax: +351 21 001 2899	For the Compensation Committee were elected Brisa, represented by Dr. Vasco de Mello (Chairman), Parpública, represented by Dr. João Plácido Pires and Prof. Dr. Ruy de Albuquerque.
Email: ir@edp.pt Site: www.edp.pt

EDP - Electricidade de Portugal, S.A.   Sociedade Aberta   Sede: Praça Marquês de Pombal, 12   1250-162 Lisboa   Portugal
Capital Social: € 3,000,000,000   Matrícula: 1805 da C.R.C. Lisboa   Pessoa Colectiva 500 697 256

EDP 2002 Accounts Approval

During the Annual Shareholders Meeting the Company Accounts for 2002, both individual and consolidated, were voted and approved.

The proposal for the 2002 net income allocation was also approved, including the distribution of a nine cents dividend per share. The proposed dividend reflects an 81% payout on 2002 net income, which is above last year’s payout of 75%.

The Chairman of EDP underlined the most significant facts of management of the ceasing Board

In his intervention, the Chairman of EDP, Engº Francisco Sánchez, made a balance of the most significant facts that marked the management of the ceasing Board of the Group.

Regarding the Iberian Peninsula, he noted, “We proceeded with the restructuring of the generation and distribution activities in Portugal, envisaging the increase in efficiency within the Group; created EDP Valor, a shared-services company that we believe will become important in the reduction of our operating costs; reduced, in the last five years, more than 4 000 workers; began a new phase for operations in Spain through Hidrocantábrico, anticipating the creation of an Iberian Electricity Market; leaded the liberalized market in Portugal though EDP Energia; launched the construction of the Carregado CCGT, the biggest thermoelectric project in Portugal in the recent years”.

Addressing the main facts that marked the international activities, the Chairman of EDP stated: “We re-centred our activities in Brazil; obtained control of the three distribution companies where we were already present and divested in non strategic assets, like Redal and ESSEL; implemented an extensive restructuring program and foreign currency hedging on our investments in Brazil.”

Finally, on Telecommunications, Engº Francisco Sanchez declared that: “We launched Portugal’s 2nd fixed line operator, jointly with partners BCP, Brisa and Galp; assured the reduction of risk exposure in telecommunications by discontinuing the UMTS operation.”

Mentioning the performance of the EDP stock in 2002, he referred that: “These were difficult years, in which both external and internal factors contributed negatively to the value of our stock in the market, which clashes with our belief that, throughout this period, we took the managing measures that, in a sustained and consistent way, create value for our shareholders, a fact that now seems to begin to be recognized by the financial market that, since the beginning of the year, has demonstrated a strong resolve to reinvest in our Group”.

EDP — Electricidade de Portugal, S.A.

Lisbon, May 23rd 2003

Reuters: EDPP.IN / EDP.N	EDP’s Executive Committee and Auditing Committee
Bloomberg: EDP PL / EDP US
Pursuant to Article 19 of the Bylaws of EDP, the new elected Board of Directors has decided to delegate the management of the company’s current affairs in an Executive Committee composed as follows:

• Eng. João Ramalho Talone (President);
Investors &	• Eng. Arnaldo Pedro Figueirôa Navarro Machado;
Analysts'	• Eng. Jorge Manuel Oliveira Godinho;
Briefing	• Eng. Pedro Manuel Bastos Mendes Rezende;
• Dr. Rui Miguel de Oliveira Horta e Costa.

The new Board also decided to establish an Auditing Committee composed as follows:

• Dr. António de Almeida (President)
• Dr. José Manuel Trindade Neves Adelino;
• Dr. Luís Filipe Rolim de Azevedo Coutinho.

EDP — Electricidade de Portugal, S.A.

Investor Relations Department
Pedro Pires, Director
Gonçalo Santos Elisabete Ferreira Cristina Requicha
Rui Antunes

Tel: +351 21 001 2834 Fax: +351 21 001 2899
Email: ir@edp.pt Site: www.edp.pt

EDP - Electricidade de Portugal, S.A.   Sociedade Aberta   Sede: Praça Marquês de Pombal, 12   1250-162 Lisboa   Portugal
Capital Social: € 3,000,000,000   Matrícula: 1805 da C.R.C. Lisboa   Pessoa Colectiva 500 697 256

SIGNATURES

                                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  May 23, 2003

EDP- Electricidadé de Portugal

By:	/s/ Francisco de la Fuente Sánchez
Name: Francisco de la Fuente Sánchez
Title: Director